UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

As previously reported, on September 26, 2022, Farmmi, Inc., a Cayman Islands company (the “Company”), issued to Streeterville Capital, LLC, a Utah limited liability company (“Streeterville”), a Convertible Promissory Note dated September 26, 2022 in the original principal amount of $6,440,000.00 (the “Note”) pursuant to a Securities Purchase Agreement dated September 26, 2022 between Streeterville and the Company (the “Purchase Agreement,” and together with the Note and all other documents entered into in conjunction therewith, the “Transaction Documents”). Under the Note, Streeterville has the right to redeem the Note six months after the Purchase Price Date, and redemptions may be satisfied in cash, Ordinary Shares or a combination of cash and Ordinary Shares at the Company’s election.

On November 13, 2023, the Company and Streeterville entered into an Amendment to Convertible Promissory Note (the “Amendment”) extending the term of the Note from twelve months to twenty four months from the Purchase Price Date, or until September 28, 2024. On December 26, 2023, Streeterville delivered a Redemption Notice (the “December Redemption Notice”) that has not been redeemed by the Company.

On January 12, 2024, the Company and Streeterville entered into a Forbearance Agreement (the “Forbearance Agreement”) under which Streeterville agreed to withdraw the December Redemption Notice and not to seek to enforce any remedies under the Note with respect to the December Redemption Notice. In exchange for the forbearance, the Company agreed to pay to Streeterville a forbearance fee equal to ten percent (10%) of the outstanding balance of the Note (the “Forbearance Fee”). Following the application of the Forbearance Fee, the total remaining outstanding balance on the Note was $6,955,830.92 as of the date of the Forbearance Agreement. The parties agreed that the Note, as amended, shall remain in full force and effect and, except with respect to the December Redemption Notice, the Forbearance Agreement shall not operate as a waiver of or an amendment to Streeterville’s rights or remedies under the Note or the Transaction Documents.

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The foregoing descriptions of the Forbearance Agreement are summaries of the material terms of such agreement, do not purport to be complete and are qualified in their entirety by reference to the form of the Forbearance Agreement, which is filed as Exhibits 99.1 to this report and incorporated herein by reference.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Forbearance Agreement dated January 12, 2024, by and between Streeterville Capital, LLC and Farmmi, Inc.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: January 18, 2024	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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